Exhibit 99.1

INMODE LTD.

Update to Shareholders from the Special Committee of the Board of Directors

July 20, 2026

Dear Shareholders:

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of InMode Ltd. (the “Company”) is writing to provide you with an update following the Committee’s recently announced formation. As previously disclosed, the Board established the Committee, composed of three independent directors, to review, evaluate, and make recommendations to the Board with respect to certain acquisition proposals that have been submitted to the Company. The Committee has now formally commenced its activities and is actively engaged in its mandate.

The Committee wishes to reaffirm to all shareholders that it is acting solely in the best interests of InMode and the entirety of its shareholder base, consistent with the fiduciary duties of its members under applicable law. The Committee’s evaluation is being conducted independently of any single shareholder or member of management. The Committee’s sole objective is to determine the course of action that will best serve the Company and all InMode shareholders.

The Committee is currently evaluating two proposals: (1) a proposal submitted by a group including Meir Shamir and the Company’s Chief Executive Officer, and (2) a proposal from Steel Partners Holdings L.P. (“Steel Partners”) to acquire 100% of the Company. The Committee observes that this is the first time Steel Partners has submitted a proposal to acquire the Company in its entirety. Previously, Steel Partners had only proposed to acquire a majority interest in InMode—a transaction structure that would not constitute a sale of the entire company and that would raise distinct considerations for unaffiliated shareholders. The Committee takes its evaluative mandate seriously and will give full and fair consideration to both proposals on their respective merits, with the objective of determining the path that best serves the Company and all InMode shareholders. If the transaction is recommended by the Committee and approved by the Board, the Company’s shareholders would have the opportunity to vote on the proposed transaction.

Independence and Process Integrity

The Committee is confident in the independence and integrity of its process. Each member of the Committee is an independent director of the Board, free of any financial interest in the outcome, and is not affiliated with, or dependent on, any of the proponents of either proposal. The Committee’s process will be conducted in accordance with the highest standards of corporate governance, transparency, and objectivity. The Committee will not be influenced by external pressure, public commentary, or attempts to prejudge or predetermine the outcome of its work.

The Committee is committed to a thorough, deliberate, and unbiased review of all strategic alternatives available to the Company. The Committee’s process is designed to ensure that all relevant facts are considered, that appropriate due diligence is conducted with respect to each proposal, and that any recommendation the Committee ultimately makes to the Board reflects its independent judgment as to the best interests of the Company and all shareholders. The Committee will maintain the confidentiality of its deliberations and negotiating strategy except as required by applicable law. Shareholders should have confidence that the Committee’s process is free from conflicts of interest and that the Committee’s conclusions will be reached on the merits and in accordance with applicable law.

Advisors and Authority

To assist in its review, the Committee has retained independent Israeli legal counsel and is in the process of engaging additional advisors. The Committee’s advisors will report solely to the Committee and be independent of the Company’s management and all proponents of both proposals.

The Committee has been granted full authority by the Board to review, evaluate, negotiate, and make recommendations with respect to both proposals, as well as any other strategic alternatives that may emerge during the course of its work. The Committee also has the authority to reject both proposals and any other proposal. The Committee intends to exercise this authority fully and without limitation.

Cautionary Statement

There can be no assurance as to the outcome or timing of the Committee’s process. The Committee has not reached any conclusion or made any recommendation regarding either proposal, and no agreement has been entered into with respect to any transaction. The Committee will provide further updates to shareholders as appropriate and consistent with applicable disclosure obligations, but does not intend to comment on the status of its deliberations on any specific schedule or in response to public commentary by third parties. Shareholders are cautioned not to place undue reliance on any statements by any party regarding the likelihood or terms of any potential transaction.

The Committee reiterates its unwavering commitment to acting in the best interests of the Company and all InMode shareholders. The Committee appreciates the patience of shareholders as it conducts its review and will communicate further developments as appropriate.

Sincerely,

/s/ Dr. Shlomo Nass

On behalf of the Special Committee of the Board of Directors of InMode Ltd.